Exhibit 99.1

Mountain Province Diamonds Provides Update on Gahcho Kué Environmental Impact Statement

Shares Issued and Outstanding: 72,678,923

TSX: MPV

NYSE- AMEX: MDM

TORONTO AND NEW YORK, Nov. 5 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced that the operator of the Gahcho Kué Joint Venture, De Beers Canada Inc ("De Beers"), has notified the Gahcho Kué Environmental Impact Review Panel (the "Panel") that the Gahcho Kué Environmental Impact Statement (EIS) is on track for completion and submission before the end of 2010.

Submission of the EIS will result in the resumption of the Environmental Impact Review of the Gahcho Kué Project, which is being led by the Panel.  The Panel is an independent administrative tribunal established by the Mackenzie Valley Environmental Impact Review Board (the "Review Board") under the Mackenzie Valley Environmental Resource Management Act. The five members of the Panel are appointed from members of the Review Board.

The Review Board is a co-management board responsible for the environmental impact assessment process in the Mackenzie Valley, where the Gahcho Kué Project is located.  The Review Board's mission is to conduct fair and timely environmental impact assessments in the Mackenzie Valley that protect the environment, including the social, economic and cultural well-being of its residents.

Commenting, Mountain Province President and CEO, Patrick Evans, said: "Completion and submission of the Gahcho Kué EIS will represent a key milestone in the permitting process of Gahcho Kué diamond project. As the world's largest viable diamond development project, Gahcho Kué will make an important contribution to economic development in Canada's Northwest Territories and to Canada's diamond industry".

Located in Canada's Northwest Territories, the Gahcho Kué Project consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. A recently completed independent feasibility study indicates that the Gahcho Kué Project has an ungeared IRR of 33.9% (excluding sunk costs) and can support an annual average production of 4.45 million carats over an 11 year mine life. Mountain Province is a 49% participant in the Gahcho Kué JV with De Beers Canada (51%).

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:
Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 11:15e 05-NOV-10